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September 30, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-7455

Post-Effective Amendment No.102

Dear Ms. Dubey:

Thank you for your additional telephonic comment on September 26, 2019, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2019. Below, we describe the changes made to the registration statement in response to the Staff’s additional comment and provide any responses to or any supplemental explanations for such comment, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on September 30, 2019.

Comment 1.       Page 2, Principal Investment Strategies, first paragraph. Regarding the stated capitalization range ($0 to $27.6 billion), the Staff is still concerned that the upper limit of $27.6 billion is too high for definition of a mid-cap stock. The Staff acknowledges that we do see funds that tie their cap ranges to international indices, such as the one this fund has used, and have noted that these indices sometimes include countries that seem to have very high market caps for small- and mid-capitalizations issuers, such as Switzerland. In order to account for these outliers, please disclose that, for purposes of its 80% policy, the fund invests in issuers that are considered small- and mid-capitalization issuers in the country of issuance of the security.

Response 1.       While we acknowledge the Staff’s concern and do not intend to apply the fund’s 80% policy in a manner inconsistent with its name or description, we note that requiring the subadviser to apply country-specific market capitalization ranges would be inconsistent with the actions of the funds’ peers and how the subadviser defines small- to mid-capitalization. The fund’s subadviser continues to believe that the overall range of the referenced benchmark represents the market capitalization range of non-U.S. small- to mid-capitalization companies. We believe this definition to be reasonable and that providing this definition in the fund’s prospectus complies with the requirements of Rule 35d-1, as stated in Footnote 43 of the Adopting Release for Rule 35d-1 (Release No. IC-24828), which states, “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” We have therefore made no changes to the referenced disclosure.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ann Flood

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